UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FX ENERGY, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

302695 10 1

(CUSIP Number)

Carl W. Struby

Lathrop & Gage L.C.

2345 Grand Ave.

Kansas City, Mo. 64108

816 460 5834

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302695 10 1
1.	Names of Reporting Persons. Cascoh, Inc. I.R.S. Identification Nos. of above persons (entities only). 43-1406682
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Missouri
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,290,531
8. Shared Voting power 0
9. Sole Dispositive Power 1,290,531
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,290,531
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 302695 10 1
1.	Names of Reporting Persons. Sands Partnership No. 1 I.R.S. Identification Nos. of above persons (entities only). 75-1672962
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 302695 10 1
1.	Names of Reporting Persons. Sands Partnership No. 1 Money Purchase Pension Plan and Trust I.R.S. Identification Nos. of above persons (entities only). 43-1384238
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Missouri
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 83,674
8. Shared Voting power 0
9. Sole Dispositive Power 83,674
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,674
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) EP

CUSIP No. 302695 10 1
1.	Names of Reporting Persons. Prime Petroleum, Inc. Profit Sharing Trust I.R.S. Identification Nos. of above persons (entities only). 75-2348013
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 33,125
8. Shared Voting power 0
9. Sole Dispositive Power 33,125
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,125
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) EP

CUSIP No. 302695 10 1
1.	Names of Reporting Persons. A. Baron & Darlene Cass Charitable Foundation I.R.S. Identification Nos. of above persons (entities only). 75-6453922
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 550
8. Shared Voting power 0
9. Sole Dispositive Power 550
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 550
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 302695 10 1
1.	Names of Reporting Persons. Barton J. Cohen I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 273,075
8. Shared Voting power 1,374,205
9. Sole Dispositive Power 273,075
10. Shared Dispositive Power 1,374,205
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,647,280
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 302695 10 1
1.	Names of Reporting Persons. A. Baron Cass III I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 50,000
8. Shared Voting power 1,407,880
9. Sole Dispositive Power 50,000
10. Shared Dispositive Power 1,407,880
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,457,880
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 to Schedule 13D amends and supplements Items 3, 4 and 5 of the statement on Schedule 13D of the Reporting Persons filed on March 30, 2006, as amended by Amendment No. 1 filed on August 22, 2006 with respect to the Common Stock, par value $0.001, of FX Energy, Inc.

Item 3.  Source and Amount of Funds and Other Consideration.

Item 3 is hereby amended and supplemented be adding the additional paragraph.

Subsequent to their March 29, 2006 Schedule 13D, Prime Petroleum Inc. Profit Sharing Trust and Sands Partnership No. l Money Purchase Pension Plan and Trust each acquired 65,000 shares pursuant to the exercise of warrants that were described in their March 29, 2006  Schedule 13D. On May 10, 2007, they each acquired open market options to acquire 50,000 shares of the Issuer's common stock at a price of  $10.00 per share for an aggregate purchase price of $20,000.  Each acquired these securities with their own funds and, to its knowledge, the other filing person named acquired the securities acquired by it with its own funds.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following paragraph.

Since March 29, 2006, Prime Petroleum, Inc. Profit Sharing Trust has acquired options to purchase 50,000 shares and has sold 199,125 shares and options to purchase 25,000 shares; Sands Partnership No. 1 Money Purchase Pension Plan and Trust  has acquired options to purchase 50,000 shares and has sold 149,126 shares and options to purchase 25,000 shares; Cascoh, Inc. has sold 74,840 shares; and Sands Partnership No. 1 has sold 30,000 shares. All of such transaction were effected on the  open market. The reporting persons may engage in other open market acquisitions or dispositions as market conditions warrant.

Item 5.  Interest in Securities of the Issuer

(a)–(b) After giving effect to the transactions described in Items 3 and 4, the reporting persons beneficially own an aggregate of 1,730,995 shares of the Issuer's common stock, representing 4.86% of its outstanding shares as calculated pursuant to Rule 13d-3. Set forth below is specified information with respect to shares of the issuer beneficially owned by each of the persons named in this report.

1.             Cascoh, Inc. (Barton J. Cohen and A. Baron Cass III each own 50% of this company and may be deemed to share power to vote and dispose of shares owned by it.)

(a)           Amount beneficially owned: 1,290,534 (includes 642,793 shares issuable upon exercise of presently exercisable warrants with exercise prices ranging from $3.60 to $3.75 per share)

(b)           Percent of Class: 3.6%

(c)           Number of shares as to which the person has

(i)            Sole power to vote or to direct the vote - 1,290,531

(ii)           Shared power to vote or to direct the vote - 0

(iii)          Sole power to dispose or to direct the disposition of - 1,290,531

(iv)          Shared power to dispose or to direct the disposition of - 0

2.             Sands Partnership No. 1 (Barton J. Cohen and A. Baron Cass III each have a 50% interest in this partnership and may be deemed to share power to vote and dispose of shares owned by it.)

(a)           Amount beneficially owned: 0

(b)           Percent of Class: 0.0%

3.             Sands Partnership No. 1 Money Purchase Pension Plan and Trust (Barton J. Cohen and A. Baron Cass III are co-trustees and Barton J. Cohen is sole beneficiary and may be deemed to share power to vote and dispose of shares owned by it. A. Baron Cass III disclaims beneficial ownership of these shares.)

(a)           Amount beneficially owned: 83,674 (includes 25,000 shares subject to call options exercisable at $10.00 per share)

(b)           Percent of Class: 0.2%

(c)           Number of shares as to which the person has

(i)            Sole power to vote or to direct the vote – 83,674

(ii)           Shared power to vote or to direct the vote - 0

(iii)          Sole power to dispose or to direct the disposition of – 83,674

(iv)          Shared power to dispose or to direct the disposition of - 0

4.             Prime Petroleum, Inc. Profit Sharing Trust (A. Baron Cass III is sole beneficiary and trustee.)

(a)           Amount beneficially owned: 33,125 (includes 25,000 shares subject to call options exercisable at $10.00 per share)

(b)           Percent of Class: 0.1%

(c)           Number of shares as to which the person has

(i)            Sole power to vote or to direct the vote – 33,125

(ii)           Shared power to vote or to direct the vote - 0

(iii)          Sole power to dispose or to direct the disposition of – 33,125

(iv)          Shared power to dispose or to direct the disposition of - 0

5.             A. Baron & Darlene Cass Charitable Foundation

(a)           Amount beneficially owned: 550

(b)           Percent of Class: 0.0%

(c)           Number of shares as to which the person has

(i)            Sole power to vote or to direct the vote - 550

(ii)           Shared power to vote or to direct the vote - 0

(iii)          Sole power to dispose or to direct the disposition of - 550

(iv)          Shared power to dispose or to direct the disposition of - 0

6.             Barton J. Cohen

(a)           Amount beneficially owned: 1,647, 280 (includes shares referred to in item 1, 2 and 3 above and 128,559 additional warrants with exercise prices ranging from $3.60 to $3.75 per share)

(b)           Percent of Class: 4.5%

(c)           Number of shares as to which the person has

(i)            Sole power to vote or to direct the vote - 273,075

(ii)           Shared power to vote or to direct the vote – 1,374,205

(iii)          Sole power to dispose or to direct the disposition of - 273,075

(iv)          Shared power to dispose or to direct the disposition of -1,374,205

7.             A. Baron Cass III

(a)           Amount beneficially owned: 1,457,880 (includes shares shown in items 1, 2, 3, 4 and 5 above)

(b)           Percent of Class: 4.0%

(c)           Number of shares as to which the person has

(i)            Sole power to vote or to direct the vote - 50,000

(ii)           Shared power to vote or to direct the vote - 1,407,880

(iii)          Sole power to dispose or to direct the disposition of - 50,000

 (iv)         Shared power to dispose or to direct the disposition of - 1,407,880

(c)           Set forth below is information on transactions effected by reporting persons who have engaged in purchases or sales within the past 60 days.  All such transactions were sales except for options purchased by Sands Partnership No. 1 Money Purchase Plan and Trust and Prime Petroleum, Inc. Profit Sharing Trust for 50,000 shares each on May 10, 2007.  All of such transaction were effected on the open market.

Seller	Date	Amount (shares)	Price/Share ($)

Sands Partnership Money Purchase Plan and Trust	4/5/07	8,050	8.2658
	4/10/07	15,000	8.3784
	4/13/07	902	8.65
	4/17/07	9.900	9.0103
	4/19/07	12,500	8.7683
	4/24/07	1,700	8.8341
	4/25/07	20,000	8.6833
	4/26/07	350	8.8
	5/3/07	21,752	8.9
	5/8/07	1,623	8.8852
	5/10/07	2,500	8.81
	5/10/07	(50,000)	0.4 (option purchase)
	5/17/07	2,850	8.875
	5/18/07	546	8.88
	5/21/07	47,500	9.6156
	5/22/07	17,750	9.8485
	5/24/07	13,777	10.3299
	5/25/07	25,000	0.6837 (option sale)

Prime Petroleum, Inc. Profit Sharing Trust	4/5/07	8,050	8.2658
	4/10/07	15,000	8.3784
	4/13/07	903	8.65
	4/17/07	9.900	9.0103
	4/19/07	12,500	8.7683
	4/24/07	1,700	8.8341
	4/25/07	20,000	8.6833
	4/26/07	350	8.8
	5/3/07	21,751	8.9
	5/8/07	1,623	8.8852
	5/10/07	2,500	8.81
	5/10/07	(50,000)	0.4 (option purchase)

	5/17/07	2,850	8.875
	5/18/07	545	8.88
	5/21/07	47,500	9.6156
	5/22/07	17,750	9.8485
	5/24/07	13,777	10.3299
	5/25/07	25,000	0.6837 (option sale)

Sands Partnership # 1	4/16/07	16,800	8.7745
	4/17/07	13,200	9.0103

Cascoh, Inc.	5/23/07	53,200	9.8506
	5/25/07	21,640	10.36223

(d)           Not applicable

(e)           The reporting persons ceased to beneficially own 5% of the Issuer's stock on May 25, 2007.

signature

Cascoh, Inc.
Sands Partnership No. 1
Sands Partnership No. 1 Money Purchase
Pension Plan & Trust
Prime Petroleum, Inc. Profit Sharing Trust
A. Baron & Darlene Cass Charitable
Foundation
A. Baron Cass III.

Date: June 1, 2007	By	/s/ Barton J. Cohen
Barton J. Cohen,
Attorney-in-Fact

/s/ Barton J. Cohen
Date: June 1, 2007		Barton J. Cohen,